UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                             CIRALIGHT GLOBAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   17254Q 109
                                 (CUSIP Number)

                                George Adams, Sr.
                              3200 E. Frontera St.
                            Anaheim, California 92806
                                 (714) 630-6523
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    George Adams, Sr.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF 00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,843,224 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,843,224 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,843,224 shares of Common Stock
    1,000,000 shares of Series A Preferred Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    37.61% of Common Stock and 100% of Series A Preferred Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $0.001 par value, of Ciralight Global, Inc., a Nevada corporation ("Ciralight" or the "Issuer"). The address of Ciralight's principal office is 670 E. Parkridge, Suite 112, Corona, California 92879

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          George Adams, Sr.

     (b)  Business Address

          3200 E. Frontera St., Anaheim, California 92806.

     (c)  Present Principal Occupation

          Mr. Adams is a retired engineer and entrepreneur.

     (d) During the last five years, Mr. Adams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Adams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Adams acquired 3,600,000 shares of Ciralight Common Stock, 1,000,000 shares of Ciralight Series A Preferred Stock and a $250,000 Convertible Note when Ciralight acquired certain assets and intellectual property rights that Mr. Adams had previously acquired by foreclosing on assets of another entity that was employing such assets in its business.

Effective September 29, 2010, Mr. Adams converted $310,806 in principal and interest of notes from Ciralight into an aggregate of 1,243,224 shares of Ciralight Common Stock at a conversion price of $.25 per share.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 4 of 5 Pages
--------------------                                           -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Adams. Mr. Adams currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Ciralight or the disposition of securities of Ciralight;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ciralight or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Ciralight or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Ciralight, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Ciralight;

     (f) Any other material change in Ciralight's business or corporate structure;

     (g) Changes in Ciralight's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ciralight by any person;

     (h) Causing a class of securities of Ciralight to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Ciralight becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 12,876,854 shares of Ciralight Common Stock outstanding. Mr. Adams beneficially owns 4,843,224 shares of Ciralight Common Stock or approximately 37.61% of Ciralight's issued and outstanding Common Stock. Mr. Adams also beneficially owns 1,000,000 shares of Ciralight Series A Preferred Stock or 100% of the issued and outstanding shares of Ciralight Series A Preferred Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 17254Q 109                                           Page 5 of 5 Pages
--------------------                                           -----------------


     (b)  Power to Vote and Dispose

          Mr. Adams has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 4,843,224 shares of the Ciralight common stock owned directly by him and the 1,000,000 shares of the Ciralight Series A Preferred Stock directly owned by Mr. Adams.

          As long as Mr. Adams owns a minimum of 3,200,000 shares of Common Stock together with the 1,000,000 shares of Series A Preferred Stock, Mr. Adams will have the right to cast 51% of all votes on any matter presented for shareholder voting.

     (c)  Transactions within the Past 60 Days

          Aside from his conversion of notes as described in Item 3. above, Mr. Adams has not engaged in any transactions in Common Stock of Ciralight during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not  applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not  applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                October 1, 2010
                                                --------------------------------
                                                (Date)

                                                /s/ George Adams, Sr.
                                                --------------------------------
                                                Signature

                                                George Adams, Sr.
                                                --------------------------------
                                                Name